UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

PositiveID Corporation
(Name of Issuer)
Common Stock - $0.01 par value
(Title of Class of Securities)
73740J 100
(CUSIP Number)
Scott R. Silverman
1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445
561-805-8008
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 14, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	73740J 100	Page	2	of	7

1	NAMES OF REPORTING PERSONS Scott R. Silverman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		4,367,963

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,874,008

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,459,915

WITH	10	SHARED DISPOSITIVE POWER

		3,144,556

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	10,241,971

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	27.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	73740J 100	Page	3	of	7

1	NAMES OF REPORTING PERSONS R & R Consulting Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	State of Florida

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,785,008

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,055,556

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,785,008

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	73740J 100	Page	4	of	7

1	NAMES OF REPORTING PERSONS William J. Caragol

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		2,975,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,089,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		762,500

WITH	10	SHARED DISPOSITIVE POWER

		1,089,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,064,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	10.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	73740J 100	Page	5	of	7

This Amendment No. 10 to Schedule 13D relates to shares of common stock, par value $0.01 per share (the “Shares”) of PositiveID Corporation, a Delaware corporation (the “Issuer”), and amends and restates certain Items of the Schedule 13D, originally filed with the Securities and Exchange Commission (the “SEC”) on November 19, 2008, as amended on February 27, 2009, October 1, 2009, October 19, 2009, October 21, 2009, October 26, 2009, November 17, 2009, March 26, 2010, May 24, 2010 and December 10, 2010 by furnishing the information set forth below. Information contained in the Schedule 13D, as amended, remains effective except to the extent it is amended, restated, supplemented or superseded by information contained in this Schedule 13D/A.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following information:

On March 14, 2011, pursuant to a stock loan agreement with Optimus Capital Partners, LLC (“Optimus”), Optimus borrowed 2,729,452 Shares from R&R, 70,548 Shares from Scott R. Silverman, and 700,000 Shares from William J. Caragol (collectively “the Lending Stockholders”) in order to facilitate the transactions contemplated by the Amended and Restated Convertible Preferred Stock Purchase Agreement, dated March 14, 2011, between the Issuer and Optimus (the “Purchase Agreement”). Pursuant to the Purchase Agreement, from time to time, the Lending Stockholders will loan Shares equal to 135% of the aggregate purchase price for each tranche pursuant to stock loan agreements between the Lending Stockholders and Optimus. R&R and Messrs. Silverman and Caragol are being paid $116,977, $3,024, and $30,000, respectively, for entering into the stock loan arrangements.

The aggregate amount of Shares loaned under any and all stock loan agreements, together with all other Shares sold by or on behalf of the Issuer pursuant to General Instruction I.B.6. to Form S-3, cannot exceed one-third of the aggregate market value of the voting and non-voting common equity held by non-affiliates of the Issuer in any 12 month period. The Lending Stockholders may demand return of some or all of the borrowed shares (or an equal number of freely tradable Shares) at any time (i) in the event a tranche closing does not occur under the Purchase Agreement within 20 trading days after the Issuer provides a notice to Optimus to purchase shares of its Series C Preferred Stock, (ii) in the event a tranche closing occurs for a portion of the applicable shares of Series C Preferred Stock offered in a tranche, Optimus shall return only the borrowed Shares that are still its possession, or (iii) on or after the six-month anniversary date such borrowed Shares were loaned to Optimus; provided, however, no such demand may be made if there are any shares of Series C Preferred Stock then outstanding. If a permitted return demand is made, Optimus shall return the borrowed Shares (or an equal number of freely tradable Shares) within (x) three trading days after such demand if the Issuer is Depository Trust Company eligible to DWAC Shares (as defined in the Purchase Agreement), or (y) within 10 trading days if the Issuer is not Depository Trust Company eligible to DWAC Shares.

Item 5. Interest in Securities of the Issuer

The following information restates the information previously provided in Item 5.

(a) –(b)

Scott R. Silverman

Mr. Silverman beneficially owns 10,241,971 Shares, representing 27.1% of the outstanding Shares, which includes 529,000 Shares which there is a right to acquire voting power or dispositive power, or both, within 60 days.

Mr. Silverman has sole voting power over 4,367,963 Shares held directly by Mr. Silverman. Mr. Silverman has sole dispositive power over 2,459,915 Shares which are held directly by Mr. Silverman. Mr. Silverman lacks dispositive power over 1,908,048 Shares held directly by Mr. Silverman, 70,548 shares of which were loaned to Optimus and 1,837,500 shares of which are restricted as to transfer until January 1, 2012 (1,337,500 Shares) and January 1, 2013 (500,000).

Mr. Silverman shares voting power over 5,874,008 Shares. These Shares consist of (i) 1,089,000 Shares that Mr. Silverman, as a manager of Blue Moon, may be deemed to share beneficial ownership with Blue Moon and Mr. Caragol and (ii) 4,785,008 Shares that Mr. Silverman, as the control person of R&R, may be deemed to share beneficial ownership with R&R. Mr. Silverman shares dispositive power over 1,089,000 Shares with Blue Moon and 2,055,556 Shares with R&R. Mr. Silverman lacks dispositive power over 2,729,452 R&R Shares that were loaned to Optimus.

R&R

R&R beneficially owns 4,785,008 Shares, representing 12.8% of the outstanding Shares. Mr. Silverman, as the control person of R&R, may be deemed to share voting power with R&R over 4,785,008 Shares and dispositive power over 2,055,556 Shares. Mr. Silverman and R&R lack dispositive power over 2,729,452 Shares that were loaned to Optimus.

CUSIP No.	73740J 100	Page	6	of	7

William J. Caragol

Mr. Caragol beneficially owns 4,064,000 Shares, representing 10.8% of the outstanding Shares, which includes 354,000 Shares which there is a right to acquire voting power or dispositive power, or both, within 60 days.

Mr. Caragol has sole voting power over 2,975,000 Shares which are held directly by Mr. Caragol. Mr. Caragol has sole dispositive power over 762,500 Shares that he directly owns. Mr. Caragol lacks dispositive power over 2,212,500 Shares, 700,000 Shares of which were loaned to Optimus and 1,512,500 Shares of which are restricted as to transfer until January 1, 2012 (1,137,500 Shares) and January 1, 2013 (375,000).

Mr. Caragol shares dispositive and voting power over 1,089,000 Shares that Mr. Caragol, as a manager of Blue Moon, may be deemed to share beneficial ownership with Blue Moon and Mr. Silverman.

(c) See the information in Item 3. “Source and Amount of Funds or Other Consideration,” which is incorporated herein by reference. On January 4, 2011, Mr. Caragol gifted 68,519 Shares to the Caragol Family Irrevocable Trust and 50,000 Shares to a charitable organization. No other transactions involving the securities of the Issuer were effected by R&R, Mr. Silverman or Mr. Caragol since the last Schedule 13D/A was filed.

(d)  No other person is known to have a right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Mr. Silverman, R&R, or Mr. Caragol.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in Items 2 through 5 is incorporated by reference into this Item 6. Except as described in Item 3 above, to the knowledge of Mr. Silverman, R&R, and Mr. Caragol, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies between Mr. Silverman, R&R, and Mr. Caragol, and any other person, with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

The following is filed as an exhibit to this Schedule 13D/A:

1. Form of Stock Loan Agreement between the Lending Stockholder and Optimus Capital Partners, LLC (incorporated by reference to and included as part of Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on March 14, 2011).

CUSIP No.	73740J 100	Page	7	of	7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 18, 2011

/s/ William J. Caragol, attorney-in-fact

Name: Scott R. Silverman

/s/ William J. Caragol

Name: William J. Caragol

R & R CONSULTING PARTNERS, LLC

/s/ William J. Caragol, attorney-in-fact

Name: Scott R. Silverman

Title: Managing Member